Exhibit 7.1

Abbey National Treasury Services plc

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m

Profit before tax	345	138	163	332	268

Fixed charges: interest expense (B) (1)(2)	1,223	2,483	2,798	3,731	3,156

Earnings before taxes and fixed charges (A)	1,568	2,621	2,961	4,063	3,424

Ratio of earnings to fixed charges (A/B)	128	106	106	109	108

Notes:

(1)	Abbey National Treasury Services plc has no retail deposits
(2)	Includes the amortisation of discounts and premiums on debt securities in issue.